EXHIBIT 99

TXU US HOLDINGS COMPANY AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended March 31, 2005
(millions of dollars)
Operating revenues	$9,206

Costs and expenses:
Cost of energy sold and delivery fees	3,677
Operating costs	1,424
Depreciation and amortization	738
Selling, general and administrative expenses	855
Franchise and revenue-based taxes	365
Other income	(156)
Other deductions	650
Interest income	(52)
Interest expense and related charges	598

Total costs and expenses	8,099

Income from continuing operations before income taxes, extraordinary gain and cumulative effect of change in accounting principle	1,107

Income tax expense	330

Income from continuing operations before extraordinary gain and cumulative effect of change in accounting principle	777

Loss from discontinued operations, net of tax benefit	(33)

Extraordinary gain, net of tax effect	16

Cumulative effect of change in accounting principle, net of tax effect	6

Net income	766

Preferred stock dividends	2

Net income available for common stock	$764